Frederic Dorwart, Lawyers PLLC

Attorneys at Law

Old City Hall	Telephone (918) 583-9928
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Tulsa, Oklahoma 74103

MEMORANDUM

date:	December 11, 2020

subject:	Responses to Comments from SEC regarding the Cavanal Hill Funds’ (“CHF,” the “Funds” or, individually, a “Fund”)
• Post-Effective Registration Statement filed October 13, 2020

from:	Amy E. Newsome, Frederic Dorwart, Lawyers, Fund Counsel

to:	Kim Browning, Securities Exchange Commission (“SEC”)

cc:	Cheryl Briggs, Mathew Stephani, Bill King

The following comments were provided by Ms. Kim Browning (the “SEC Reviewer”) in a phone conversation with Amy Newsome, Legal Counsel to CHF, on November 25, 2020. Please see CHF’s responses to the comments (the “Response to Comments”) and let us know if you have any further questions.

Comment #1: General Comment. Confirm that all missing data and blanks will be completed (e.g., fee tables, example and portfolio turnover).

Fund Response: Bracketed and missing data elements will be complete in the 485B filing.

Comment #2: Statutory Prospectus – Principal Investment Strategy of Several Funds [Moderate Duration, Bond, Strategic Enhanced Yield, Ultra Short Tax-Free Income, Mid Cap Diversified Leadership, World Energy Fund, Hedged Income Fund]. Where an 80% policy is referenced and the Fund invests in derivatives, if such derivatives are included in the 80% basket, that must be disclosed and the Fund must mark to market.

Fund Response: None of the Funds that have an 80% policy include derivatives (swaps, security-based swap, futures contract, forward contract, option) in the 80% basket.

Comment #3: Statutory Prospectus – Mid Cap Diverse Leadership Fund. Provide supplemental information to the Staff regarding:

a)	Why changes to the Fund’s name and Principal Investment Strategy are consistent with the Board’s fiduciary duties. What information was considered by the Board and how was it weighed in making the changes?
b)	Why the Adviser believes that the changes are consistent with its fiduciary duties.
c)	When and how the shareholders of the Fund were notified of changes to the name and strategy.
d)	What percentage of the current portfolio needed to be repositioned to accommodate the change.
e)	Have any Fund shareholders contacted the Fund? If yes, what was the nature of the contact – any displeasure, disagreement or threatened legal action?

Fund Response: The Fund provides the following supplemental information regarding the Mid Cap Diverse Leadership Fund in response to the Staff request:

a)	The Board exercised its fiduciary duties by considering a variety of factors and information before concluding that the changes to the Mid Cap Fund were in the best interest of Fund shareholders. A summary of those factors and information is set forth below.

The Board considered information presented by the Adviser regarding, among other things, the specific changes proposed for the Fund’s name and investment strategies, the Adviser’s rationale underlying the proposal, the anticipated demand and distribution strategy for the Fund, performance expectations, and anticipated turnover.

The Board was presented with information regarding the evolution of values-based investing, focusing on environmental, social and governance factors and current state of demand. The Board considered governance factors that would indicate a company is prioritizing diversity in its leadership, management and board positions. The Board also considered the recent and historical performance of the Fund and new distribution opportunities presented by the Adviser.

The Board considered the relevant experience of the Adviser and the portfolio management team, recognizing that the Fund would remain a diversified Mid Cap fund that selects assets from the Russell MidCap universe utilizing a quantitative approach. The investment process of the Adviser would remain substantially the same that it has historically provided on behalf of the Fund. The Board considered the Adviser’s belief that application of the ESG criteria would narrow investment options but that there would remain sufficient attractive Mid Cap investment opportunities available to the Fund. The Board considered the fact that the benchmark index for the Fund would not change.

The Board considered the differences between the current and proposed strategies and the addition of the following ESG Risk: In making investments consistent with ESG considerations, the Fund may choose to sell, or not purchase, investments that are otherwise consistent with its investment objective. The application of ESG criteria will affect the Fund's exposure to certain issuers, industries, sectors, regions and countries and may impact the relative financial performance of the Fund - positively or negatively - depending on whether such investments are in or out of favor.

The Board considered the Adviser’s belief that the distribution strategy has the opportunity to attract additional assets, which could lead to a lower total expense ratio for the Fund. The Board considered the fact that the Fund’s holdings were well-aligned with ESG governance criteria and as a result, there would not be any material repositioning expense. The Board considered that the fee and expense structure of the Fund would not change as a result of the proposal. The Board considered that the Adviser would pay for the costs associated with implementing the changes, including direct filing fees, printing and mailing costs, and legal expenses.

In approving the proposed changes, the Board, including the Independent Trustees, gave attention to all of the information that was furnished, and each Trustee placed varying degrees of importance on the various pieces of information that were provided to them.

b)	It is the Adviser’s belief that adding the ESG screening and focusing on governance issues to identify investment opportunities in companies that prioritize diversity in leadership, management and board positions can result in additional opportunities for the Fund. Increasing participation in the Fund is essential to ensure viability of the Fund going forward and for the reasons presented to the Board – and as discussed above in (a), the Adviser believes that the proposed changes are in the best interest of the Fund, its current and future shareholders.

c)	A Sticker and Letter to Shareholders were filed with the SEC under Rule 497 on November 18, 2020. The Adviser also separately arranged for the letter to be mailed to shareholders. The changes were initially reflected in a 485A SEC filing made on October 13, 2020.

d)	The portfolio management team for the Fund does not anticipate any material repositioning of the Funds investments. Because the Fund’s holdings are already well-aligned with ESG governance criteria, it is anticipated that those positions will simply be strengthened in association with normal trading turnover.

e)	To date, there has been no contact from Fund shareholders in association with the changes.

Comment #4: Statutory Prospectus – Universal, All Funds. For each Fund that discloses a fee waiver in the footnotes to the “Fees and Expenses” table, confirm that the prior response, that there is no ability for recoupment, remains accurate.

Fund Response: It remains accurate that none of the fee waivers are subject to a right of recoupment.

Comment #5: Statutory Prospectus – Universal, where there is similar language [U.S. Treasury Fund, Government Securities Money Market Fund, Limited Duration Fund, Moderate Duration Fund, Bond Fund, Active Core Fund, Opportunistic Fund] – Average Annual Total Returns table introductory language:

The shares would have substantially similar performance because shares are invested in the same portfolio of securities and the performance would have differed only to the extent that the classes do not have the same expenses.

Add disclosure to reflect the fact that the returns shown are lower (higher) than actual returns would be because the presentation shows a higher (lower) cost share class.

Fund Response: The Fund has revised the disclosure. For those funds where the predecessor class shown had higher expenses [U.S. Treasury Fund, Government Securities Money Market Fund, Limited Duration Fund, Moderate Duration Fund, Bond Fund, Opportunistic Fund (A Shares)], the disclosure reads as follows:

The shares would have substantially similar performance because shares are invested in the same portfolio of securities. The performance shown is lower than actual returns would have been because the predecessor class had a higher expense ratio.

For those funds where the predecessor class shown had lower expense [Active Core Fund, Opportunistic Fund (C shares)], the disclosure reads as follows:

The shares would have substantially similar performance because shares are invested in the same portfolio of securities. The performance shown is higher than actual returns would have been because the predecessor class had a lower expense ratio.

Comment #6: Statutory Prospectus – Universal, where there is similar language [Limited Duration Fund, Moderate Duration Fund, Bond Fund, Ultra Short Tax-Free Income Fund, Active Core Fund]. The SEC Reviewer requests additional detail regarding the totality of the sale decision and/or strategy in situations where there is a ratings downgrade. For example, explicitly state that there are no automatic sell triggers. Also, address whether a downgrade would ever result in holding a “junk bond.”

Fund Response: The Fund has revised the disclosure to read as follows and states that statement applies even if a downgrade results in “junk bonk” status for the security but that such holdings would not represent a principal investment strategy:

If the rating of a security is downgraded after purchase, the portfolio management team will determine whether it is in the best interest of the Fund’s shareholders to continue to hold the security. In making that determination, the factors considered at the time of purchase are reviewed. The Fund does not apply an automatic sale trigger.

Comment #7: Statutory Prospectus – Moderate Duration Fund – Principal Investment Strategy. Explain why it is appropriate for a moderate duration fund to have a duration between three and five years.

Fund Response: While there are limited examples of moderate duration funds, the three to five year duration is similar to other Morningstar Funds in the category. The three to five year duration was intended to distinguish this Fund from a “core” fund, which would typically have a duration in excess of 5 years. The benchmark duration is 4.25 years.

Comment #8: Statutory Prospectus – Principal Investment Strategy of Several Funds [Moderate Duration, Bond, Strategic Enhanced Yield, Ultra Short Tax-Free Income, Mid Cap Diversified Leadership, World Energy Fund, Hedged Income Fund]. Where an 80% policy is referenced, confirm that the prior response regarding borrowing remains accurate.

Fund Response: The Fund confirms that the prior response remains accurate. CHF does not ordinarily engage in borrowing for investment purposes. As a result, rather than regularly include a reference to borrowings that likely will not apply in the Prospectus, it is specified in the “Non-Fundamental Policies section of Investment Restrictions in the Statement of Additional Information that when “net assets” is used in the 80% investment requirements, it will be based on net assets plus any borrowings for investment purposes.

Comment #9: Statutory Prospectus – Ultra Short Tax-Free Income Fund – Average Annual Total Returns Table. The introductory paragraph and the table have inconsistent references to the Bloomberg Barclays Index used.

Fund Response: The Fund has resolved the inconsistency. The intended index is the Bloomberg Barclays 1-Year Municipal Bond Index, as reflected in the introductory paragraph. Because Bloomberg Barclays U.S. Aggregate Bond Index returns were shown in the table for the immediately preceding period, the table has been updated to include both indices and disclosure regarding the change in the index.

Comment #10: Statutory Prospectus – Mid Cap Diverse Leadership Fund – Principal Investment Strategy. Provide additional detail and definition regarding diverse leadership and 80% policy implications. Consider the following:

•	Components of ESG focus and screening method.
•	Screening tool(s)
o	Criterion and methods applied
o	Risks associated with use of 3rd party provider and criteria differences among providers.
•	Enhance details around use of screens and application of factors.
•	Describe due diligence process - Is the screen always used? Does it apply to every investment? Is it the exclusive means for selection or one of several (if several, what are the others?)
•	Note whether “sin” securities (tobacco, etc.) are excluded.
•	How is the screening applied in concert with the proprietary selection methodology?
•	Address approach to proxy issues that arise from ESG investing.

Fund Response: The Fund has enhanced its Principal Investment Strategy description as shown below. The Fund will continue to fundamentally be a Mid Cap Fund that invests at least 80% of its net assets in a diversified portfolio of common stocks of Mid Cap U.S. companies (common stocks and convertible securities). The ESG governance considerations will be applied to securities in the Russell MidCap Index. In addition to screening for investments that meet or exceed minimum ESG performance standards, the Fund will screen out stocks with insufficient data coverage from the service provider, Sustainalytics, as well as those identified to be associated with tobacco, firearms, controversy and higher ESG risk. A proprietary system that ranks stocks under a quantitative approach pool will be utilized in conjunction with the SEG screening. Investment selection will be at the discretion of the portfolio management team with an eye to “diverse leadership” - diversity inclusion, gender pay equality and board governance themes identified with social and governance support. Proxies will be voted in accordance with the fund’s proxy voting policy.

Prospectus Principal Investment Strategy

To pursue its objective, under normal circumstances, the Fund invests at least 80% of its net assets in a diversified portfolio of common stocks of Mid Cap U.S. companies. This policy will not be changed without at least 60 days prior notice to shareholders. For purposes of this policy, common stocks include securities convertible into common stocks. The Fund defines Mid Cap securities as those that are included in the Russell Midcap® Index at the time of purchase. As of 10/31/2020, the market cap range of the Russell Midcap Index was approximately $308 million to $45 billion.

The portfolio management team also takes environmental, social and governance (“ESG”) factors into account in making purchase and sale decisions. To identify companies where diversity and inclusion is a focus of management, the portfolio management team uses a series of screens of publicly available data as a part of the investment process. The ESG criteria the Fund takes into consideration are non-fundamental investment policies. Such criteria and the universe of investment that the Fund utilizes may be changed without the approval of the fund’s shareholders.

The Fund’s equity investments are subject to an ESG evaluation process based on data provided by independent research vendor(s), selected by the Adviser, in its discretion. All companies must meet or exceed minimum standards to be eligible for inclusion in the Fund. Key performance indicators are given more or less relative weight compared to the broader range of potential assessment categories. Concerns in one area do not automatically eliminate an issuer from being an eligible Fund investment. When ESG concerns exist, the evaluation process carefully considers how companies address the risks and opportunities they face in the context of their sector or industry and relative to their peers. The Fund will not generally invest in companies significantly involved in certain business activities including but not limited to the production of alcohol, tobacco, military weapons, firearms, nuclear power, thermal coal and gambling products and services. The portfolio management team seeks to ensure that the Fund’s investments are consistent with its ESG criteria, but cannot guarantee that this will always be the case for every Fund investment. The Fund is not required to invest in all companies that meet the ESG criteria.

Once a universe of ESG-eligible companies is established, the portfolio management team of the Fund selects equity securities using a proprietary system that ranks stocks under a quantitative approach. Stocks are ranked on a large array of factors including but not limited to fundamental factors (e.g., valuation and growth) and technical factors (e.g., momentum, reversal and volatility) that have historically been linked to performance. Quantitative portfolio construction and risk management techniques are used to seek consistent, superior risk adjusted returns. The evaluation process favors companies with leadership in ESG governance performance relative to industry peers. This includes a focus on governance issues that the portfolio management team believes indicates a company is prioritizing diversity in its leadership, management and board positions.

The Fund may also invest up to 20% of its net assets in preferred stocks and cash equivalents. The Fund may engage in active and frequent trading. Total return is defined as a percentage change, over a specified time period, in a mutual funds net asset value, with the ending net asset value adjusted to account for the reinvestment of all distributions of dividends and capital gains.

Purchase and sale decisions are based on the Adviser’s judgment about issuers, risk, prices of securities, market conditions, potential returns, ESG factors, and other economic factors. The ESG criteria narrows investment options but the portfolio management team believes that there are sufficient Mid Cap investments available that meet the Fund's ESG criteria.

Comment #11: Statutory Prospectus – Mid Cap Diversified Leadership Fund – Principal Investment Strategy. Same question as in prior years - the Fund indicates, “’[e]quity securities’ for purposes of this policy refers to common stocks and securities convertible into common stock.” Confirm in prior response that only convertible securities that are “in the money” are counted as equity securities for purposes of the Fund’s 80% policy.

Fund Response: The Fund confirms that the prior response remains accurate.

Comment #12: Statutory Prospectus – Universal, where there is similar language [Mid Cap Diverse Leadership Fund, Opportunistic Fund, World Energy Fund, Hedged Income Fund]. Where there is a reference to “Depositary Receipts” or “Depositary Receipts Risk,” confirm that the strategy and risk align and provide additional detail regarding the type of depositary receipts (e.g., sponsored, unsponsored, ADR, GDR). Address implications of foreign depositary receipts. Further, confirm whether depositary receipts are included in any 80% basket.

Fund Response: The portfolio management team for the Mid Cap Diverse Leadership Fund has not actively pursued ADR or corporate bond investment opportunities for some time and will revise its Principal Investment Strategy to remove the references. The Opportunistic Fund strategy and risks align and it does not have an 80% policy. For the World Energy Fund and the Hedged Income Fund disclosure was aligned and enhanced to reflect that depositary receipts are included in the 80% basket. The Funds also enhanced the Depositary Receipts Risk disclosure (included below) to better reflect associated currency and foreign investment risks and removed the separate currency and foreign investment risks, as they arose out of the depositary receipts investments.

Depositary Receipts Risk – Depositary receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted. In addition to investment risks associated with the underlying issuer, depositary receipts expose the Fund to additional risks associated with the non-uniform terms that apply to depositary receipt programs, credit exposure to the depository bank and to the sponsors and other parties with whom the depository bank establishes the programs, currency risk and the risk of an illiquid market for depositary receipts. The issuers of unsponsored depositary receipts are not obligated to disclose information that is, in the United States, considered material. Therefore, there may be less information available regarding these issuers and there may not be a correlation between such information and the market value of the depositary receipts.

Comment #13: Statutory Prospectus – Mid Cap Diversified Leadership Fund – Principal Investment Strategy. Add disclosure regarding what action the fund will take if a security is downgraded below investment grade.

Fund Response: The portfolio management team for the Mid Cap Diverse Leadership Fund has not actively pursued ADR or corporate bond investment opportunities for some time and will revise its Principal Investment Strategy to remove the references. With the removal of corporate bonds, the downgrade language is no longer applicable.

Comment #14: Statutory Prospectus – Opportunistic – Principal Investment Strategy. “Currency Risk” is identified as a risk but there isn’t a correlation in the strategy. Add to the Principal Investment Strategy disclosure regarding any specific foreign currency risk and implications for U.S. and foreign denominated currency.

Fund Response: The currency risk for the Fund arose from its investment in Depositary Receipts. The Depositary Receipts Risk factor has been enhanced to better reveal that connection and the Currency Risk has been removed.

Comment #15: Statutory Prospectus – Hedged Income Fund – Portfolio Turnover. Add a statement regarding the fact that portfolio turnover is not included because the fund is new.

Fund Response: The Fund has added the following disclosure:

Because the Fund is newly organized, no turnover information is presented at this time.

Comment #16: Statutory Prospectus – Hedged Income Fund – Principal Investment Strategy. If there are policies or strategies related to the 20%, specify in additional disclosure. If not, advise the Staff that are not any.

Fund Response: There are no particular strategies or limitations applicable to the 20% basket.

Comment #17: Statutory Prospectus – Hedged Income Fund – Principal Investment Strategy. Add disclosure regarding the types of equities that the Fund will invest in (e.g., common stock, preferred, etc).

Fund Response: The Fund has added disclosure regarding the fact that it will invest in common stocks and securities convertible into common stocks for its 80% policy and states to Staff that only convertible securities that are “in the money” are counted as equity securities for purposes of such 80% policy.

Comment #18: Statutory Prospectus – All Funds that invest in derivatives [Opportunistic, World Energy Fund, Hedged Income Fund]. Confirm that to the extent a Fund is invested in derivatives as part of its Principal Strategy, such investment is specifically described in the Fund’s Principal Investment Strategy and hedging activity is described. In particular, acknowledge that the Fund is aware of the 2010 SEC Letter to ICI (Karrie McMillian) and in compliance with the same.

Fund Response: The Funds are aware of and in compliance with the referenced guidance. The hedging for the Hedged Income Fund arises out of the put portion of the strategy and its use, attempting to hedge downside risk, is described.

Comment #19: Statutory Prospectus – Hedged Income Fund – Principal Investment Strategy. Add a definition of “covered call option.”

Fund Response: The Fund has added the following covered call option definition to the Hedged Income Fund Principal Investment Strategy:

A covered call refers to a financial transaction in which the investor selling call options owns an equivalent amount of the underlying security. The investor's ownership of the long position in the asset is the "cover" because the seller can deliver the shares if the buyer of the call option chooses to exercise.

Comment #20: Statutory Prospectus – Hedged Income Fund – Principal Investment Strategy. Confirm in your response that the Fund will not sell Puts. Add to the disclosure the types of puts it will buy (e.g., “index”) and add a Principal Risk regarding Put investing.

Fund Response: The Fund will not sell put options. The Fund has added the disclosure that puts will be index or eft based and the following Principal Risk:

Put Option Risk. When the Fund purchases a put option on a security or index it may lose the entire premium paid if the underlying security or index does not decrease in value. The Fund is also exposed to default by the put writer who may be unwilling or unable to perform its contractual obligations to the Fund.

Comment #21: Statutory Prospectus – Hedged Income Fund – Principal Investment Strategy. Add plain English disclosure regarding what is meant by “attractive protective barriers” in the 2nd paragraph.

Fund Response: The Fund has clarified the disclosure by replacing the quoted language with “with barriers to competition.”

Comment #22: Statutory Prospectus – Hedged Income Fund – Principal Investment Strategy. If there are specific sectors intended in the last sentence of the 2nd paragraph, specify here and address in Principal Investment Risks. If none, advise Staff in response.

Fund Response: There is no intent with respect to specific sectors at any particular time.

Comment #23: Statutory Prospectus – Hedged Income Fund – Principal Investment Strategy. Provide additional disclosure, in plain English, about how it will be determined that the market conditions are favorable in association with the following statement in the 3rd paragraph: “The extent of option writing activity will depend on market conditions, the attractiveness of writing call options on the fund’s stock holdings, and timing issues related to monthly option expiration dates.”

Fund Response: The fund has revised the disclosure to read as follows:

The extent of option writing activity will depend on the portfolio management team’s judgment regarding perceived value associated with security prices, market conditions, the attractiveness of writing call options on the fund’s stock holdings, and timing issues related to monthly option expiration dates.

Comment #24: Statutory Prospectus – Hedged Income Fund – Principal Investment Strategy. Clarify in the 2nd sentence of the 3rd paragraph that the fund “seeks” to provide downside protection.

Fund Response: The Fund has revised the disclosure to read as follows:

The Fund will buy index and ETF put options in order to seek to both reduce volatility and provide downside market protection for the portfolio.

Comment #25: Statutory Prospectus – Hedged Income Fund – Principal Investment Risks. SEC Staff finds the current Call Option risk to be insufficient.

Fund Response: The Fund has revised the Call Option Risk as follows:

Call Options Risk — Investments in call options involve risks different from, or possibly greater than, the risks associated with investing directly in securities, including leverage risk, tracking risk and counterparty default risk. The risk of potential losses if equity markets or an individual equity security do not move as expected and the potential for greater losses than if these techniques had not been used. By writing covered call options, a fund will not benefit from any potential increases in the value of a fund asset above the exercise price, but will bear the risk of declines in the value of the asset. As the seller (writer) of a call option, the Fund will tend to lose money if the value of the reference index or security rises above the strike price. As the buyer of a call option, the Fund risks losing the entire premium invested if the value of the reference index or security is below (above) the call strike at maturity. Writing of covered call options are also subject to the risk that the counterparty to the transaction will not fulfil its obligations.

Comment #26: Statutory Prospectus – Hedged Income Fund – Principal Investment Risks. Need to add a Put Risk.

Fund Response: The Fund has added the following Put Risk:

Put Option Risk. When the Fund purchases a put option on a security or index it may lose the entire premium paid if the underlying security or index does not decrease in value. The Fund is also exposed to default by the put writer who may be unwilling or unable to perform its contractual obligations to the Fund.

Comment #27: Statutory Prospectus – Hedged Income Fund – Principal Investment Risks. Need to add Hedging Risk.

Fund Response: The Fund has added following Hedging Risk:

Hedging Risk - The risk that the stocks in the portfolio may decrease in value more than the increase in value of the put options.  In addition, the puts used to hedge the portfolio are purchased on ETFs or indexes and do not hedge company specific risk of stocks that owned in the portfolio.  Hedging may not be effective based on timing, the underlying instrument hedged, or duration of the hedge.

Comment #28: Statutory Prospectus – Hedged Income Fund – Principal Investment Risks. Need to reconcile the Foreign Investment Risk with the Principal Strategy.

Fund Response: The Foreign Investment Risk for the Fund arose from its investment in Depositary Receipts. The Depositary Receipts Risk factor has been enhanced to better reveal that connection and the Foreign Investment Risk has been removed.

Comment #29: Statutory Prospectus – Receiving Your Money. Review Liquidity Rule Adopting Release, page 294 and consider adding more detail regarding redemption in kind. E.g., whether redemptions are pro rata slices of assets, representative baskets or individual securities. Also consider Item 11(c)(8) of Form N-1A and associated rule-making.

Fund Response: The Fund has revised the disclosure as follows:

Redemption In Kind. The Funds reserve the right to make payment in securities rather than cash, known as “redemption in kind.” This could occur under extraordinary circumstances, such as a very large redemption that could affect Fund operations (for example, more than 1% of a Fund’s net assets). If a Fund deems it advisable for the benefit of all shareholders, redemption in kind will consist (in whole or in part) of securities equal in market value to your shares. In kind payment may come in the form of a pro-rata-slice of the Fund’s portfolio (potentially with certain exclusions and modifications), individual securities on a representative basket of securities, in each case, subject to regulatory guidance. When you convert these securities to cash, you will pay transaction charges.

If you have any questions or additional comments, please call me at the number set forth above.

/s/ Amy Newsome